Exhibit 32.2

CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Vice President and Chief Financial Officer of NTK Holdings, Inc. (the "Company"), does hereby certify that to my knowledge:

1. the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Company's Annual report on Form 10-K for the fiscal year ended December 31, 2005 fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Almon C. Hall
Name: Almon C. Hall
Title: Vice President and Chief Financial Officer

Dated: March 9, 2006